UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

                                                                                CITIZENS, INC.
(Name of Issuer)

                                                                 Class A Common Stock, no par value
(Title of Class of Securities)

                                           174740 10 0
(CUSIP Number)

                                        August 9, 2005
(Date of Event which Requires Filing of this Statement)

GAMASE Policyholders Trust
c/o Gala Management Services, Inc.
Scotia Plaza, 9th Floor
Federico Boyd Avenue 18 and 51 Street
Panama 5
Republic of Panama
Attention: Tomas Herrera

with a copy to:

Eduardo Vidal
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
                                                                         Telephone: (212) 837-6590
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 2

1	NAME OF REPORTING PERSONS Galindo, Arias & Lopez S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,426,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,426,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 3

1	NAME OF REPORTING PERSONS Gala Management Services, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,872,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,872,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 4

1	NAME OF REPORTING PERSONS GAMASE Insureds Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,309,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 5

1	NAME OF REPORTING PERSONS GAMASE Agents Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 563,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 6

1	NAME OF REPORTING PERSONS Regal Trust (BVI) Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,553,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,553,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 7

1	NAME OF REPORTING PERSONS CICA Policyholders Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,834,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,834,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 8

1	NAME OF REPORTING PERSONS CICA Associates Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 718,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 9

Item 1. Security and Issuer

The class of equity security to which this statement relates is the Class A Common Stock, no par value (the “Common Stock”), of Citizens, Inc., a Colorado corporation (the “Company”). The address of the principal executive offices of the Company is 400 East Anderson Lane, Austin, Texas 78752.

Item 2. Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Management”), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”), (4) GAMASE Agents Trust, a trust established under the laws of the Republic of Panama (“GAMASE Agents Trust”), (5) Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands (“Regal”), (6) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”), and (7) CICA Associates Trust, a trust established under the laws of the British Virgin Islands (“Regal Associates Trust”, together with GA&L, Gala Management, GAMASE Insureds Trust, GAMASE Agents Trust, Regal and Regal Policyholders Trust, collectively, the “Reporting Persons” and each, a “Reporting Person”).

The principal business address of each Reporting Person is c/o Galindo, Arias & Lopez, Scotia Plaza, 9th Floor, Federico Boyd Avenue 18 and 51 Street, Panama 5, Republic of Panama.

The principal purpose of the GAMASE Insureds Trust and Regal Policyholders Trust (collectively, the “Policyholders Trusts”, and each, a “Policyholders Trust”), as described in their respective governing instruments attached hereto as Exhibits 1 and 2, is to provide their respective settlors (all of whom must be policyholders of Citizens Insurance Company of America, a Colorado insurance corporation and a wholly-owned subsidiary of the Company (“CICA”), and none of whom may be U.S. citizens or residents) with a long-term investment vehicle to accumulate the policy dividends payable on their policies with CICA. GAMASE Insureds Trust currently holds 10,309,097 shares of the Common Stock, which constitute approximately 27.5% of the total Common Stock issued and outstanding. Regal Policyholders Trust currently holds 5,834,804 shares of the Common Stock, which constitute approximately 15.6% of the total Common Stock issued and outstanding.

The principal purpose of GAMASE Agents Trust and Regal Associates Trust (collectively, the “Agents Trusts”, and each, an “Agents Trust”, and together with the Policyholders Trusts, collectively, the “Trusts”, and each, a “Trust”), as described in their respective governing instruments attached hereto as Exhibits 3 and 4, is to provide their respective settlors (all of whom must be consultants of CICA or their associates and none of whom may be

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 10

U.S. citizens or residents) with a long-term investment vehicle to accumulate the commissions payable to each such settlor by CICA and to hold those amounts for the retirement, death or disability of such settlor. GAMASE Agents Trust currently holds 563,747 shares and Regal Associates Trust currently holds 718,944 shares of the Common Stock, which constitute approximately 1.5% and 1.9%, respectively, of the Common Stock issued and outstanding.

The principal business of Gala Management is to serve as the trustee of GAMASE Insureds Trust and GAMASE Agents Trust. The principal business of Regal is to serve as the trustee of Regal Policyholders Trust and Regal Associates Trust.

The principal purpose of GA&L is to operate as a law firm. All the partners of GA&L are natural persons and residents of the Republic of Panama. GA&L is the 100% owner of each of Gala Management and Regal.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The sources of funds for the purchase of the Common Stock held by the Trusts are:

(a)  Dividends, commissions and other distributions made from time to time by CICA for the benefit of the settlors;

(b)  In the case of GAMASE Insureds Trust and Regal Policyholders Trust, additional voluntary contributions of settlors (limited to US$25,000 annually and subject to a US$500 minimum); and

(c) Interest and dividends earned on the trust corpus.

Non-U.S. policyholders of CICA have, from time to time, opted into a Policyholders Trust by means of an adherence agreement, pursuant to which the adhering policyholder assigned to such Policyholders Trust all dividends payable by CICA under a policy purchased. Non-U.S. insurance consultants and their associates generating business for CICA have, from time to time, opted into an Agents Trust by means of an adherence agreement, pursuant to which the adhering consultant or associate assigned to such Agents Trust certain commissions payable by CICA in connection with business generated.

Currently, the Trusts collectively have over 74,000 of such individual beneficiaries with average holdings per beneficiary of less than 0.1% of the Common Stock, and no individual beneficiary’s holdings materially exceed such average. No beneficiary has power to direct a

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 11

purchase or sale of the Common Stock held by a Trust so long as such beneficiary has not liquidated such beneficiary’s participation in such Trust. Each beneficiary retains the sole right to vote the shares of Common Stock as to which it is the beneficiary (and, as of August 9, 2005, the trustees no longer accept proxies). As such, no trustee obtains any information or takes any actions with respect to the voting by individual beneficiaries and does not disclose to any beneficiary the identity of other beneficiaries.

Item 4. Purpose of the Transaction

The instruments governing each of the Trusts are attached as Exhibits 1 through 4 hereto. The Common Stock represents the only asset (other than cash) permitted to be held by the Trusts. The trustees purchased Common Stock pursuant to such instruments.

On August 9, 2005, the board of directors of Gala Management and the board of directors of Regal each adopted a resolution waiving all proxy rights granted by the beneficiaries to the trustees with respect to Common Stock held in the Trusts.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, except that the trustees plan to continue to purchase Common Stock from time to time pursuant to the trust instruments, as a result of which the Reporting Persons may be deemed beneficial owners of additional such shares. Trustees deliver shares of the Common Stock to settlors to the extent of any such settlors’ liquidation of their participation in the Trusts, and no trustee has sold any shares of the Common Stock owned by any Trust.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 17,426,592 shares of the Common Stock, which constitute approximately 46.5% of the outstanding shares of the Common Stock, based on 37,479,019 shares of the Common Stock outstanding as of August 1, 2005, according to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Commission on August 10, 2005, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

GAMASE Insured Trust holds 10,309,097 shares of the Common Stock (constituting approximately 27.5% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Policyholders Trust holds 5,834,804 shares of the Common Stock (constituting approximately 15.6% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 12

GAMASE Agents Trust holds 563,747 shares of the Common Stock (constituting approximately 1.5% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Associates Trust holds 718,944 shares of the Common Stock (constituting approximately 1.9% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Gala Management is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, and therefore may be deemed to beneficially own 10,872,844 shares of the Common Stock (constituting approximately 29.0% of the outstanding Common Stock) pursuant to Rule 13d-3.

Regal is the sole trustee of Regal Policyholders Trust and Regal Associates Trust, and therefore may be deemed to beneficially own 6,553,748 shares of the Common Stock (constituting approximately 17.5% of the outstanding Common Stock) pursuant to Rule 13d-3.

GA&L owns a 100% interest in each of Gala Management and Regal, and therefore may be deemed to beneficially own 17,426,592 shares (constituting approximately 46.5% of the outstanding Common Stock) pursuant to Rule 13d-3.

(b) No Reporting Person has either sole or shared power to direct the vote with respect to any Common Stock.

(c) The schedule of transactions in Common Stock by the Reporting Persons over the past 60 days is attached as Exhibit 5 hereto.

(d) Each of the Reporting Persons affirms that, so long as the shares are held in a Trust, no person other than the applicable trustee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held in such Trust.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the instruments governing the Trusts, as described in Item 4 hereof and attached as Exhibits 1 through 4 hereto, there are no other contracts, agreements, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.      Material to be filed as Exhibits

Exhibit 1.     Trust Agreement of GAMASE Insureds Trust dated as of July 1, 1990 between the Administrative Committee of Settlors and Gala Management Services, Inc., as Fiduciary.

SCHEDULE 13D
CUSIP No. 174740 10 0	Page 13

Exhibit 2.     Declaration of Trust dated as of October 1, 1997 by Regal Trust (BVI) Ltd., establishing the CICA Policyholders Trust.

Exhibit 3.     Trust Agreement of GAMASE Agents Trust dated as of October 2, 1996 between the Administrative Committee of Settlors and Gala Management Services, Inc., as Fiduciary.

Exhibit 4.     Declaration of Trust dated as of January 1, 1998 by Regal Trust (BVI) Ltd., establishing the CICA Associates Trust.

Exhibit 5.     Schedule of Transactions over the Preceding 60 Days.

Exhibit 6.     Joint Filing Agreement.

Exhibit 7.     Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2005

GALINDO, ARIAS & LOPEZ

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Partner

GALA MANAGEMENT SERVICES, INC.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE INSUREDS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

REGAL TRUST (BVI) LTD.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA POLICYHOLDERS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE AGENTS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA ASSOCIATES TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact